UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Entry into Sale and Purchase Agreement and Possible Mandatory Conditional Cash Offers to Acquire CNLP

On September 1, 2021, JD Property Group Corporation (“JD Property”), an indirect non-wholly owned subsidiary of JD.com, Inc. (the “Company”), entered into a sale and purchase agreement (the “Agreement”) with Mr. Li Shifa, the chairman and executive director of China Logistics Property Holdings Co., Ltd (“CNLP”), and Yupei International Investment Management Co., Ltd (“Yupei International”), a company 90% owned indirectly by Mr. Li Shifa, pursuant to which Yupei International has conditionally agreed to sell, and JD Property has conditionally agreed to acquire, 916,488,000 shares of CNLP, representing approximately 26.38% of the issued share capital of CNLP, for a total consideration of HK$3,986,722,800 in cash, representing a value of HK$4.35 per share (the “Transaction”). CNLP is principally engaged in the leasing of storage facilities and the related management services in the PRC and listed on the Main Board of the Hong Kong Stock Exchange under the stock code 1589.

Completion of the Transaction (“Completion”) is subject to certain closing conditions and procedures (including regulatory approvals). Upon Completion, JD Property and parties acting in concert with it will become interested in 1,286,011,999 shares of CNLP, representing approximately 37.02% of the issued share capital of CNLP.

Subject to and upon Completion, JD Property will be required pursuant to the Hong Kong Code on Takeovers and Mergers to (i) make an offer for all the issued shares of CNLP (other than those already owned or agreed to be acquired by JD Property and/or parties acting in concert with it) at HK$4.35 in cash per share (the “Share Offer”); and (ii) make an offer for all the outstanding convertible bonds of CNLP (other than those already owned by JD Property and/or parties acting in concert with it) at HK$1,459,729.50 in cash, based on a conversion price of HK$2.98, for every HK$1,000,000 face value of the 2024 Convertible Bonds and HK$1,412,336.25 in cash, based on a conversion price of HK$3.08, for every HK$1,000,000 face value of the 2025 Convertible Bonds (the “Convertible Bond Offer”, together with the Share Offer, the “Offers”). The offer prices under the Convertible Bond Offer are for illustrative purpose only and subject to change, depending on the date of Completion and other mechanism set forth in the convertible bonds documents. The maximum cash consideration for the Offers and the Transaction will be approximately HK$16,395,280,462.

The Share Offer, if and when made, will be conditional upon JD Property having received valid acceptances which, together with the shares owned, acquired or agreed to be acquired by JD Property and parties acting in concert with it before or during the Share Offer, will result in JD Property and parties acting in concert with it holding more than 50% of the voting rights of CNLP. The Convertible Bond Offer will be conditional upon the Share Offer becoming or being declared unconditional in all respects. Certain holders of CNLP shares and convertible bonds have given irrevocable undertakings in favor of JD Property to accept the Offers in respect of their respective shares and convertible bonds of CNLP, which in aggregate represent approximately 29.38% of the shares of CNLP and 55.41% of the total outstanding principal amount of the 2024 Convertible Bonds.

In accordance with the Companies Act (2021 Revision) of the Cayman Islands and the Hong Kong Code on Takeovers and Mergers, if JD Property has, within four months of posting of the composite offer document in relation to the Offers, received valid acceptances of not less than 90% of the shares that are subject to the Share Offer and not less than 90% of the disinterested shares, JD Property will privatize CNLP by exercising its squeeze-out right, after which CNLP will become a wholly-owned subsidiary of JD Property and an application will be made for the de-listing of the shares of CNLP from the Hong Kong Stock Exchange.

The Company and JD Property believe they would be compelling strategic partners for CNLP to capture various attractive growth opportunities and unlock value through the unique combination of their businesses, capabilities and resources. As JD Property and CNLP share similar business models, the Company and JD Property believe that attaining 50% or more of the voting rights in CNLP will facilitate the integration of the resources of CNLP and JD Property, which will in turn further enhance the business growth and financial prospects of CNLP and JD Property.

See “Safe Harbor Statement” below for the risks and uncertainties for the Transaction and/or the Offers, including risks and uncertainties on the timing of the consummation of the Transaction and Offers and the risk that a condition to closing of the Transaction or a condition to the Offers may not be satisfied or may be delayed.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the Transaction and/or the Offers; the risk that a condition to closing of the Transaction or a condition to the Offers may not be satisfied or may be delayed; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; adverse changes in general economic or market conditions; and actions by third parties, including government agencies. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: September 3, 2021